ALPHA BANK




SEC MAIL PROCESSING
RECEIVED
MAY 19 2006
WASH, D.C. 213 SECTION

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, May 17, 2006
Our reference No.13.1.53


06013700

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

ENCLOSURES: (1)

dw 5/24

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr


ALPHA BANK

Purchase of treasury shares [17.5.2006]

Alpha Bank makes reference to the resolution of its Annual Meeting of Shareholders of 18.4.2006, to purchase treasury shares, in accordance with art.16, par.5 of corporate law 2190/1920. According to the aforementioned resolution, Alpha Bank may proceed, until 17.4.2007, to the purchase of up to 3% of its total outstanding paid-in share capital, at the lower limit share purchase price of Euro 5.00 and upper limit share purchase price, Euro 36.40, adjusted to Euro 3.90 and Euro 26.00, following the issue of bonus shares as decided by the Annual Meeting of Shareholders of 18.4.2006.

The Board of Directors of Alpha Bank, at its meeting on 16.5.2006, decided, pursuant to the above, that the Bank, throughout the period from 22.5.2006 to 20.10.2006, purchase up to 6,000,000 treasury shares at the lower and upper limit share purchase price of Euro 3.90 and Euro 26.00 respectively.

ALPHA BANK




RECEIVED
2006
PROCESSING
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, May 17, 2006
Our reference No.13.1.54

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Press Release



ALPHA BANK REPORTS Q1 2006 RESULTS UP 50% AND ANNOUNCES CONFIDENT OUTLOOK

Alpha Bank Results Q1 2006

Net Profit at Euro 150.7 million (+ 49.6%)

"The year has started very well despite intense competition. The implementation of our expansion plan, Agenda 2010, is on track. In all areas of our operations, especially in Greece in retail banking and in Southeastern Europe, where we continue to grow profitably, progress has been substantial. Based on our strong market positions, committed team and competitive operating platform, we are confident of continuing to create value for our shareholders"

Yannis S. Costopoulos, Chairman

"In the first quarter of 2006, we are pleased to report that all business segments have performed well. This reflects the continuing success of our target driven market focussed strategy, in particular in product innovation and customer satisfaction. In the event, net profits are up 50%. Retail banking business in Greece is strong and we continue to gain market share. Profits from our operations in Southeastern Europe are growing rapidly, despite increasing costs associated with our expansion in the region. At the same time, we continue to benefit from productivity gains in the group as a whole as a result of operational restructuring. Overall, our performance makes us confident about achieving our targets in 2006 and the coming years."

Demetrios P. Mantzounis, Managing Director

FINANCIAL SUMMARY

- **Earnings per share up by 47.2% at Euro 0.53 from Euro 0.36 last year**
- **Recurring profits before tax up by 49.6% to Euro 174.2 million (Euro 116.4 million last year)**
- **Net Interest Income up by 22.2% to Euro 342.6 million (Euro 280.4 million last year)**
- **Fee and commission income up by 19.4% to Euro 94.6 million (Euro 79.2 million last year)**
- **Cost to income ratio improved further to 45.1% from 50.1% Q1 2005**
- **Return on equity at 26.7% from 19.8% last year**
- **Capital adequacy strong at 13.4% with Tier I at 10.3% and core Tier I at 7.7%.**

KEY DEVELOPMENTS

- ***Profitable penetration of the Greek retail market continues.***
  Market share gains on the back of successful initiatives bring in a rise of profits before tax of 55.3%.

- **Organic expansion in Southeastern Europe developing strongly.**
  Vigorous growth with loans rising by 27.3%, deposits by 39.2% and profits before tax by an impressive 59.5%, in line with plan to open 91 branches in 2006.

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr

- **Costs largely in line with planned business expansion.**
  Operating expenses driven primarily by cost growth of 27.9% in Southeastern Europe, up by 9.8%, above 8% annual target due to higher advertising costs in Q1 2006.

- **Margin stable at 3.1% as spreads are maintained at satisfactory levels.**
  Lending spreads in line with expectations as market growth remains strong.

(in Euro million)	Q1 2006	Q1 2005	% change
Total Income	481.0	394.2	22.0%
Total Expenses	217.0	197.6	9.8%
Net Profit	150.7	100.7	49.6%
EPS (in Euro)	0.53	0.36	47.2%
Recurring Profits before Tax	174.2	116.4	49.6%
Cost / Income Ratio	45.1%	50.1%	....
Return on Equity	26.7%	19.8%	....
Capital Adequacy Ratio	13.4%	14.8%	....

FIRST QUARTER 2006 PERFORMANCE OVERVIEW

In Q1 2006, **net profit attributable to shareholders** reached Euro 150.7 million compared to Euro 100.7million last year, rising by 49.6%. **Profit before tax** on a recurring basis and excluding trading gains rose also by 49.6%, reflecting the high quality but also the improvement of our profitability with respect to the weak performance of the first quarter of last year.

Net interest income, at Euro 342.6 million, increased by 22.2%, reflecting the gradual shift of the loan portfolio towards higher spread business and the maintenance of lending spreads at satisfactory levels. **Fee and commission income** rose by 19.4% to Euro 94.6 million, primarily the result of buoyant capital market conditions (brokerage fees up by 94%) and our customer asset gathering policy (asset management fees up by 45%). Bank charges as well rose significantly by 11.1%. **Income from financial operations** at Euro 25.0 million exceeded budgeted levels, while **other income** reached Euro 18.8 million.

Overall **cost** growth increased by 9.8%, following a 27.9% cost rise in Southeastern Europe operations. This was partly offset by tight headcount control and on-going back office reengineering in Greece where costs rose only by 6.9%. Wage and salaries rose by 6.7% reflecting a 3.5% one-off payment for 2006 to all employees in Greece and growing personnel numbers, as 330 staff were hired during the last 12 months in Southeastern Europe. Moreover, general expenses grew by 16.1% on account of increased promotional expenses (+ 85.2%) and rapid expansion of outsourcing operations (+19.8%), both driven by retail volume growth.

Loans and advances to customers (gross) standing at Euro 29.2 billion at end-March 2006, expanded by 20.6% *yoy, largely due to strong lending to households which continues to exceed market growth. Credit expansion in* Greece stood at 20.4%, while in Southeastern Europe at 27.3%. **Allowances for loan impairment** rose to Euro 1,120 million. Impairment losses as a percent of average loans declined to 90 bps, reflecting improvements in credit conditions.

Asset gathering continued its growth momentum with balances reaching Euro 38.2 billion at end-March 2006, recording an increase of 11.8%. Deposits (excl. repos) reached Euro 20.2 billion (+12.1%), with deposits in Greece growing by 8.5% and in Southeastern Europe by 39.2%. The continuing shift of customer money out of money market mutual funds and repos and into Alpha Bank bonds, non-money market mutual funds and portfolio management operations, continued to impact positively on profitability while improving the funding base of the Bank. In the event, Alpha Bank bonds grew by 17.8% to Euro 5.4 billion, non-money market funds by 43.1% to Euro 4.6 billion and portfolio management by 37.1% to Euro 5.0 billion.

BUSINESS UNIT ANALYSIS

CONSUMER AND SMALL BUSINESS BANKING

With loans to households and small businesses representing already 47% of the loan portfolio, the business unit contributed Euro 87.3 million in total group pre tax profit, an increase of 55.3% compared to last year. Retail volume growth remains ahead of the market with mortgages and consumer credit expanding by 34.2% and 37.6%, with the market growing at 33.5% and 28% respectively. This strong performance is attributed partly to introduction of new products and marketing initiatives.

Moreover, the improvement of the operational infrastructure and the establishment of specialized units for major business lines, notably mortgages, consumer loans, deposit and investment products, as well as the recent introduction of centralized loan approval procedures for small business loans, are already improving the quality of service and the volume of business processed.

Retail Banking (in Euro million)	Q1 2006	Q1 2005	% change
Profit before tax	87.3	56.2	55.3%
Return on Regulatory Capital	42.8%	32.5%	....
Risk Weighted Assets	10,197	8,636	18.1%
Cost / Income Ratio	48.7%	56.0%	....
Customer Financing (end-period)	13,244	10,438	26.9%

OPERATIONS IN SOUTHEASTERN EUROPE

Overall, pretax profits from the region reached Euro 17.7 million, rising by 59.5% and representing 9% of total profits. Business volumes have been increasing rapidly with loans growing by 27.3% despite rising competition and credit restrictions imposed in certain of these countries. More specifically, loans to individuals- which carry the higher growth prospects, grew by 46.4% We continue to deliver on our strategy for organic expansion which calls for opening 91 branches in the region in 2006. Since the beginning of this year, staff has increased with 88 new hirings, while premises on 55 locations have been already rented.

South Eastern Europe Operations (in Euro million)	Q1 2006	Q1 2005	% change
Profit before tax	17.7	11.1	59.5%
Return on Regulatory Capital	30.0%	21.5%	...
Risk Weighted Assets	2,950	2,581	14.3%
Cost / Income Ratio	59.2%	60.4%	...
Customer Financing (end-period)	3,023	2,374	27.3%

MEDIUM AND LARGE CORPORATES

Profit before tax reached Euro 36.5 million (+2.2% since last year). Lending to medium-sized and large corporates (including shipping) grew by 14.3% annually reaching Euro 13.2 billion at end-March 2006, thus maintaining our leading position in the market of medium and large corporates.

Medium and Large Corporates (in Euro million)	Q1 2006	Q1 2005	% change
Profit before tax	38.5	35.7	7.9%
Return on Regulatory Capital	17.2%	16.8%	...
Risk Weighted Assets	11,202	10,616	5.5%
Cost / Income Ratio	28.1%	27.1%	...
Customer Financing (end-period)	13,198	11,549	14.3%

ASSET MANAGEMENT AND INSURANCE

Overall profitability posted a 34.7% increase and reached Euro 16.3 million. Non-money market mutual funds increased by 43.1% to Euro 4.6 billion at end-March 2006, representing a market share of 20.5%. Within this, domestic equity mutual funds reached Euro 1.3 billion, corresponding to a market share of 23.5%. Moreover, private banking assets at end-March 2006 grew by 37.4%, reaching Euro 4.7 billion. Our asset management and private banking business are being strengthened with a view to reach more efficiently the mass affluent market segment through our innovative product offering capitalizing on the Alpha Bank brand name. Finally, insurance, a non-core business, contributed a pre-tax profit of Euro 3.9 million.

Asset Management & Insurance (in Euro million)	Q1 2006	Q1 2005	% change
Profit before tax	16.3	12.1	34.7%
Return on Regulatory Capital	54.3%	40.0%	...
Risk Weighted Assets	577	586	-1.5%
Cost / Income Ratio	55.9%	60.0%	...

Customer Funds (end-period)	9,861	8,289	19%

INVESTMENT BANKING AND TREASURY

While brokerage fees grew almost two-fold on an annual basis due to the buoyant capital markets, investment banking income was lower by 17%, although 5.9% higher than in the previous quarter, affected primarily by low level of privatization activity by the government. Treasury's profitability improved substantially this quarter and, as a result, overall profit before tax of this business unit reached Euro 33.4 million, significantly above budget.

Investment Banking and Treasury *(in Euro million)*	**Q1 2006**	**Q1 2005**	**% change**
Profit before tax	33.4	17.6	89.8%
Return on Regulatory Capital	51.0%	46.4%	...
Risk Weighted Assets	3,280	1,895	73.1%
Cost / Income Ratio	23.0%	30.2%	...

Enquiries:

Alpha Bank
Marinos Yannopoulos, General Manager and C.F.O. Tel.: +30 210 326 2366
Michael Massourakis, Senior Manager, Economic Research & IR Tel.: +30 210 326 2828
www.alpha.gr

Financial Dynamics
Geoffrey Pelham-Lane Tel.: +44 (0) 20 7269 7294

Athens, May 17, 2006

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS						
in Euro million	31/03/2006	31/12/2005	30/9/2005	30/6/2005	31/3/2005	% Mar 2006/Mar 2005
Assets	**45.426**	**44.007**	**41.396**	**40.182**	**34.710**	30,9%
Loans and advances to customers	**28.069**	**27.357**	**25.922**	**24.458**	**23.316**	20,4%
Securities	**8.200**	**7.868**	**5.664**	**2.912**	**2.909**	181,9%
Deposits & Repos	**21.605**	**21.645**	**21.244**	**20.733**	**20.062**	7,7%
Alpha Bank Bonds (Retail)	**5.442**	**4.902**	**4.757**	**4.642**	**4.619**	17,8%
Portfolio Management	**4.949**	**4.455**	**4.165**	**3.779**	**3.611**	37,1%
Mutual Funds (excl. Money Market)	**4.612**	**4.846**	**4.542**	**4.339**	**3.223**	43,1%
Alpha Bank Bonds (Senior)	**4.248**	**3.275**	**3.109**	**2.690**	**1.984**	....
Subordinated Debt	**1.030**	**1.016**	**1.078**	**1.080**	**1.067**	....
Shareholders Equity	**2.286**	**2.225**	**2.223**	**2.174**	**2.078**	....
Hybrid Capital	**870**	**845**	**844**	**838**	**819**	....
Minority Interests	**51**	**53**	**52**	**65**	**76**	....

INCOME STATEMENT						
in Euro million	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	% Q1 2006/Q1 2005
Total Income	**481,0**	**467,3**	**446,9**	**414,2**	**394,2**	22,0%
Net interest income	342,6	326,9	315,2	302,5	280,4	22,2%
Fee and commission income	94,6	96,0	94,9	84,1	79,2	19,4%
Income from financial operations	25,0	12,0	13,6	-10,3	14,9	67,9%
Other income	18,8	32,4	23,1	37,9	19,7	-4,8%
Total Expenses	**217,0**	**211,3**	**207,6**	**207,0**	**197,6**	9,8%
Staff costs	119,5	108,8	112,1	113,2	112,1	6,7%
General expenses	81,4	87,5	79,5	77,8	70,1	16,1%
Depreciation and amortization expenses	16,1	15,0	16,1	16,0	15,4	4,3%
Impairment Losses on Loans	**64,9**	**68,0**	**64,6**	**58,9**	**65,3**	-0,7%
Net Profit before tax	**199,1**	**187,9**	**174,7**	**148,3**	**131,3**	51,7%
Taxes	**48,0**	**44,8**	**36,0**	**25,9**	**29,7**	61,5%
Net Profit after tax	**151,1**	**143,2**	**138,7**	**122,4**	**101,6**	48,8%
Net Profit Attributable to Shareholders	**150,7**	**141,9**	**138,2**	**121,4**	**100,7**	49,6%
Earnings per Share (in Euro)	***0,53***	***0,50***	***0,48***	***0,42***	***0,36***	***47,2%***
Recurring Profits (*)	**174,2**	**170,4**	**161,1**	**147,1**	**116,4**	49,6%

RATIOS					
	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Net Interest Income / Average Assets - MARGIN	**3,07%**	**3,06%**	**3,09%**	**3,23%**	**3,30%**
Cost to Income Ratio	**45,1%**	**45,2%**	**46,5%**	**50,0%**	**50,1%**
Return on Equity after tax and minorities -ROE	**26,7%**	**25,5%**	**25,1%**	**22,8%**	**19,8%**
Capital Adequacy Ratio (Total)	**13,4%**	**13,5%**	**14,5%**	**14,8%**	**14,8%**
Capital Adequacy Ratio (Tier I)	**10,3%**	**10,4%**	**11,0%**	**11,4%**	**11,1%**

(*) Net Profit before tax excluding income from financial operations, impact from Delta Singular merger (€ 11.5 m in Q2 2005) and general provision reversals (€ 5.5 m in Q4 2005)

in Euro million	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	% change Q1 2006/ Q1 2005
Fee and Commission Income	**94,6**	**96,0**	**94,9**	**84,1**	**79,2**	**19,4%**
Letters of Guarantee	9,4	9,2	9,3	8,5	8,5	10,7%
Loan Charges	12,2	17,0	11,8	12,1	11,4	7,5%
Imports-Exports	5,1	5,4	5,0	4,8	4,7	7,4%
Credit Cards	8,7	8,8	11,4	11,2	8,3	4,0%
Asset Management	18,5	18,9	15,8	13,6	12,8	44,7%
Brokerage Fees	12,1	6,8	7,6	5,5	6,3	94,2%
Investment Banking	2,3	2,1	4,9	3,2	2,7	-17,1%
Foreign Exchange Transactions	2,9	3,0	3,1	2,7	2,2	29,6%
Bank Charges	20,4	21,3	22,1	21,2	18,3	11,1%
Other	3,2	3,4	3,8	1,4	4,0	-21,9%

in Euro million	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	% change Q1 2006/ Q1 2005
Income from Financial Operations	**25,0**	**12,0**	**13,6**	**-10,3**	**14,9**	**68%**
Foreign Exchange	12,6	8,0	9,8	4,0	3,6	254%
Bonds & Derivatives	12,4	4,0	3,8	-14,3	11,3	9%

in Euro million	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	% change Q1 2006/ Q1 2005
Other Income	**18,8**	**32,4**	**23,1**	**37,9**	**19,7**	**-4,8%**
of which:						
Insurance	6,7	6,9	5,3	6,3	9,1	-26,8%
Hotels	8,9	10,2	12,2	11,6	7,8	14,0%
Impact from Delta Singular merger	...	...	...	11,5	...	...
General provision reversals	...	5,5	...	...	...	...

in Euro million	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	% change Q1 2006/ Q1 2005
Staff Costs	**119,5**	**108,8**	**112,1**	**113,2**	**112,1**	**6,7%**
Wages and Salaries	99,7	90,3	94,8	97,3	93,9	6%
Payments to Pension Funds	13,2	14,5	12,9	12,6	12,9	3%
Bonus Payments	6,6	3,9	4,4	3,4	5,2	25%

in Euro million	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	% change Q1 2006/ Q1 2005
General Expenses	**81,4**	**87,5**	**79,5**	**77,8**	**70,1**	**16,1%**
Outsourcing Operations	8,7	9,1	8,1	7,7	7,3	19,8%
Marketing and Advertising	9,5	9,8	10,4	9,2	5,1	85,2%
Other Expenses	63,2	68,5	60,9	61,0	57,7	9,5%

in Euro million	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	% change Q1 2006/ Q1 2005
Total Expenses per Region						
Greece	181,8	169,3	177,1	172,3	170,0	6,9%
SE Europe	35,2	42,0	30,5	34,7	27,6	27,9%

BUSINESS VOLUMES				
in Euro million	Mar 2006	Mar 2005	% change	Dec 2005
Loans and Advances to Customers (gross)	**29.174**	**24.191**	***20,6%***	**28.397**
of which:				
Domestic	*25.712*	*21.351*	*20,4%*	*25.088*
Southeastern Europe	*3.023*	*2.374*	*27,3%*	*2.865*
minus: Allowances for Loan Impairment	1.105	875	*26,3%*	1.040
Loans and Advances to Customers (consolidated base)	**28.069**	**23.316**	***20,4%***	**27.357**
Loans (Greece - MIS data)	**26.442**	**21.987**	***20,3%***	**25.827**
Mortgages	7.100	5.289	*34,2%*	6.776
Consumer Loans	1.911	1.276	*49,7%*	1.763
Credit Cards	1.004	842	*19,3%*	992
Small Business Loans (*)	3.229	3.031	*6,5%*	3.116
Medium and Large Business Loans	13.198	11.549	*14,3%*	13.180

(*) Small business loans are defined as loans extended with up to Euro 1 million of credit limits.

in Euro million	Mar 2006	Mar 2005	% change	Dec 2005
Due to Customers (consolidated base)	**21.605**	**20.062**	***7,7%***	**21.645**
of which:				
Deposits	20.161	17.978	*12,1%*	20.019
Domestic	17.198	15.847	*8,5%*	17.362
Sight	*4.781*	*4.534*	*5,5%*	*5.029*
Saving	*9.403*	*8.930*	*5,3%*	*9.621*
Time	*3.014*	*2.383*	*26,4%*	*2.712*
Southeastern Europe	2.963	2.131	*39,2%*	2.657
Repos and Synthetic Swaps	924	1.476	*-37,4%*	1.071
Customer Assets (MIS data)	**38.213**	**34.168**	***11,8%***	**37.719**
Deposits & Repos (**)	21.720	20.130	*7,9%*	21.750
Bond Sales	6.632	5.749	*15,4%*	6.326
of which: Alpha Bank bonds	*5.442*	*4.619*	*17,8%*	*4.902*
Money Market Mutual Funds	300	1.455	*-79,4%*	342
Other Mutual Funds	4.612	3.223	*43,1%*	4.846
Portfolio Management	4.949	3.611	*37,1%*	4.455
Private Banking	4.689	*3.413*	*37,4%*	*4.241*
Institutional Investors	260	*198*	*31,3%*	*214*

(**) Without customer funds allocated to other entities to avoid double counting

BUSINESS SPREADS					
(Greece - MIS data)	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Customer Assets					
Non Money-Market Deposits	1,58%	1,45%	1,35%	1,32%	1,31%
Private Banking	0,70%	0,78%	0,68%	0,60%	0,79%
Mutual Funds	1,03%	0,97%	0,97%	0,95%	0,87%
Loans					
Mortgage Credit	2,35%	2,36%	2,51%	2,59%	2,59%
Consumer Credit	8,26%	8,30%	8,27%	8,34%	8,16%
Credit Cards	*9,07%*	*9,25%*	*9,30%*	*9,24%*	*8,68%*
Consumer Loans	*7,82%*	*7,77%*	*7,64%*	*7,75%*	*7,81%*
Small Business Loans	5,78%	5,34%	5,36%	5,79%	5,73%
Medium and Large Business Loans	1,87%	1,91%	1,86%	1,91%	1,94%

ALPHA BANK




SEC MAIL PROCESSING SECTION
RECEIVED
WASH. D.C.
213

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, May 15, 2006
Our reference No.13.1.49

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr



ALPHA BANK

Listing of new bonus shares on the Athens Exchange [12.5.2006]

Alpha Bank announces that, following the resolution of the Ordinary General Meeting of Shareholders on April 18, 2006, the Ministry of Development has consequently approved (decision K2-6543/3.5.2006) the modification of article 5 of the Bank's Articles of Association, due to the increase of its share capital. The Ordinary General Meeting of Shareholders on April 18, 2006, resolved on the decrease of the nominal value of each share from Euro 5.00 to Euro 3.90 and the increase of the Bank's share capital by the amount of Euro 133,953,662.80, as a result of capitalization of retained earnings. Due to the above, 116,481,444 new bonus shares will be issued, at a ratio of 4 new to 10 old shares. The new share capital of the Bank will amount to Euro 1,589,971,702.80, divided into 407,685,052 shares of nominal value Euro 3.90 each.

The Board of Directors of the Athens Exchange, in its session of 11.5.2006, approved the listing of the 116,481,444 new bonus shares and acknowledged the decrease of the par value of the shares, as stated above.

Consequently, shareholders entitled to the new bonus shares, at a ratio of 4 new to 10 old shares, will be Alpha Bank shareholders on the closing of the trading session in the Athens Exchange on 16.5.2006. From Wednesday 17.5.2006 onwards, Alpha Bank's shares will trade ex-rights at nominal value of Euro 3.90 each. Alpha Bank's share price will be adjusted accordingly on Wednesday 17.5.2006, as determined by the Athens Exchange Regulation in its present form.

The new bonus shares will be credited to the accounts of the entitled shareholders in the Greek dematerialized securities system (SAT) on Wednesday, 24.5.2006, and, on the same day, will be available for trading in the Athens Exchange. As a result, the total number of Alpha Bank's outstanding listed shares will increase to 407,685,052, of nominal value Euro 3.90 each.

As regards fractional share rights to result from the aforesaid bonus share issue, the relevant legislative provisions shall apply.

For additional information, Shareholders can contact the Shareholders' Section of Alpha Bank, during working days and hours, (tel. +30 (210) 3265810, Mr. Spyridon Grammenos).